Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2012

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company”) is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

Headquartered in Edmonton, Alberta, Millar Western is a privately owned forest products company producing softwood (spruce, pine, fir, or SPF) lumber for sale into the North American and Asian residential and commercial construction markets, as well as softwood, hardwood and blended bleached chemi-thermo-mechanical pulp (BCTMP), which is sold internationally for use in various grades of paper and paperboard. The Company has lumber facilities operating in Whitecourt, Boyle and Fox Creek, Alberta; its pulp mill is located in Whitecourt.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company’s financial reporting has transitioned to be in accordance with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Details of the transition and reconciliation to previously released results are explained in past financial statements. Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with U.S. GAAP.

EBITDA is referenced throughout this document, since the Company believes it is a useful indicator of cash generation before debt servicing and appropriate income taxation provisions for the Company and its individual segments. EBITDA is not a generally accepted measure, nor does it have a standardized meaning prescribed under IFRS. The Company defines EBITDA as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes gains or losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with the realized portion of such income or expense being included in EBITDA and the unrealized portion being included in the determination of operating earnings. The Company cautions against the use of EBITDA as a comparative tool, as its definition among industry participants may differ.

The information in this MD&A is as of October 30, 2012, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and nine months ended September 30, 2012 and comparable periods.

	Three months ended			Nine months ended
	Sep. 30/12	Jun. 30/12	Sep. 30/11	Sep. 30/12	Sep. 30/11
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Statements of earnings data:
Revenue	$85.0	$90.7	$71.8	$249.5	$213.3
Cost of products sold	56.7	67.5	55.2	180.8	156.3
Freight and other distribution costs	13.2	14.7	12.4	40.2	36.3
Depreciation and amortization	3.4	3.4	2.8	10.2	8.4
General and administration	3.5	3.7	3.2	10.6	10.4
Profit sharing	0.0	0.0	(0.3)	0.0	0.3
Other income	(0.3)	(0.7)	(10.7)	(1.3)	(25.6)
Operating earnings (loss)	$8.5	$2.1	$9.2	$9.0	$27.2
Foreign exchange (gain) loss on borrowings	(7.3)	4.3	17.6	(7.1)	12.1
Finance expenses	5.0	5.3	4.3	15.3	12.3
Refinance expenses	0.0	0.0	0.0	0.0	4.6
Income (loss) before income taxes	$10.8	$(7.5)	$(12.7)	$0.8	$(1.8)
Income taxes expense (recovery)	0.8	(0.8)	0.3	(1.6)	2.6
Net income (loss) for the period	$10.0	$(6.7)	$(13.0)	$2.4	$(4.4)
Actuarial losses, net of tax	0.0	0.0	0.0	0.0	0.0
Comprehensive income (loss) for the period	$10.0	$(6.7)	$(13.0)	$2.4	$(4.4)

Other data:
Average exchange rate (US$/C$1.00)[1]	1.004	0.990	1.022	0.997	1.023
Period end exchange rate (US$/C$1.00)	1.017	0.982	0.954	1.017	0.954

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Although many of the world’s economies continued to struggle, with Europe unable to establish stability and Asian growth wavering, a more positive tone was established by the end of this quarter in markets for both the Company’s product lines. The U.S. housing market appeared to have turned the corner, rebounding from historic lows to make meaningful progress toward the kind of recovery that will provide sustained support for lumber pricing. And, while the pulp market continued to face some uncertainty, especially in light of the anticipated arrival of significant new hardwood kraft capacity in the coming months, it seemed to find a floor late in the reporting period on improved demand-supply balance, triggering price increases for both benchmark grades. Despite these positive market signals, the Company remains cautious in its outlook for the balance of the year, expecting to see some retrenchment in lumber prices, in what is traditionally a weak quarter for demand, before a resumption of the improving trends in 2013. Due to the lag between sales and shipments, the Company expects its pulp sales realizations to bottom out in the fourth quarter before improving modestly next year.

While the markets for lumber fared better in the third quarter of 2012 compared to those of the previous quarter, and the BCTMP market held steady in face of general pulp market weakness, the Company’s facilities experienced challenging operating conditions. Unusually wet weather this past summer hampered log deliveries and resulted in several shifts of unscheduled downtime at the Whitecourt and Fox Creek lumber mills. In addition, power prices were unusually volatile through the quarter, driving the pulp mill to take a very active approach to managing for optimal levels of pulp production and power consumption. Both these challenges were tackled exceptionally well, as evidenced by EBITDA and net earnings that improved dramatically quarter over quarter and matched strong results for the same quarter last year, a period that had benefitted from a large contribution to other income from lumber hedging. Similarly, year-to-date results were a marked improvement over the same nine months of last year, which had reflected over $25 million in other income contributions.

Revenue of $85.0 million for the quarter fell short of the $90.7 million recorded in the previous period, due to a drop in shipments, which offset improved pricing. Still, results compared favourably to the $71.8 million posted in the same period last year, with stronger shipments and higher lumber pricing offsetting weaker pulp returns. Year-to-date revenue of $249.5 million was much stronger than the same period last year, as improved shipments for both product lines and stronger lumber prices more than offset minor drops in pulp prices. The Canadian dollar continued to hover around U.S.-dollar parity, with its relative strength contributing to better year-over-year results through impacts on the conversion of long-term debt.

Cost of products sold was down from the previous quarter, due to lower production at the lumber facilities and positive contributions from power management activities at the pulp mill. As well, the previous quarter’s costs had been affected by higher costs associated with the annual pulp maintenance shutdown. Year-to-date costs were up on higher production, largely related to the start-up of the new Fox Creek sawmill, and on cost inflation, primarily associated with log harvesting and hauling activities. Freight and other distribution costs tracked shipments, declining compared to the previous quarter but rising in year-over-year comparisons.

Depreciation and amortization rose year-over-year, as the Company began cost amortization of the Fox Creek facility.

Other income was consistent with the previous period’s but lagged significantly behind the previous year’s results, which had benefitted from both lumber hedging contributions and the final payment received under the insurance settlement related to the 2008 Fox Creek fire.

Operating income was $8.5 million, which was much stronger than the previous period’s but consistent with that earned in the same quarter last year. Year-to-date comparisons, again, reflected the impact of last year’s gains from the Company’s lumber hedging program and the Fox Creek insurance settlement.

A decrease in financing expenses in the quarter as compared to the previous period reflected the positive effect on U.S.-dollar-denominated interest expense of the Canadian dollar’s relative strength during the period. The year-over-year comparison was unfavourable, due in part to a weaker Canadian dollar, as well as to the capitalization, last year, of interest related to the Fox Creek reconstruction project. On the other hand, a jump in the value of the Canadian dollar at the end of the quarter also resulted in a positive, non-cash gain of $7.3 million in the period on the conversion of the Company’s U.S.-dollar-denominated long-term debt. This compared favourably to a $4.3 million exchange loss in the previous quarter and a $17.6 million loss in the same period last year.

As a result of these factors, the Company posted net income of $10.0 million in the quarter, after a provision for income tax expense. This compared to a net loss of $6.7 million in the previous quarter and a net loss of $13.0 million in the same period last year. Year-to-date results showed net income of $2.4 million, an improvement over the net loss of $4.4 million recorded in the same nine months in 2011.

During the period, the Company acquired a 100% interest in a related company, Chickadee Creek Energy Inc. (CCEI), which was immediately amalgamated into the Company. Prior to acquisition, CCEI was a wholly owned subsidiary of the Company’s parent, Millar Western Industries Ltd. (MWIL). At the time of acquisition, CCEI had no active operations but did have rights to a $3.4 million government grant that had been obtained to facilitate the development of a previously considered biomass energy project. The Company and its parent received approval from the appropriate government authority to apply the grant to the Company’s current bioenergy effluent project (BEP) at the Whitecourt pulp mill. In addition to CCEI’s deferred grant revenue, the Company acquired other assets worth $0.1 million and assumed liabilities in the amount of $0.5 million.

	Three months ended			Nine months ended
	Sep. 30/12	Jun. 30/12	Sep. 30/11	Sep. 30/12	Sep. 30/11
	(in millions of Canadian dollars)			(in millions of Canadian dollars)
Adjusted EBITDA data:
Net income (loss), as reported	$10.0	$(6.7)	$(13.0)	$2.4	$(4.4)
Add/(subtract)
Income taxes expense (recovery)	0.8	(0.8)	0.3	(1.6)	2.6
Foreign exchange (gain) loss on borrowings	(7.3)	4.3	17.6	(7.1)	12.1
Finance expenses	5.0	5.3	4.3	15.3	12.3
Refinance expenses	0.0	0.0	0.0	0.0	4.6
Operating earnings (loss), as reported	$8.5	$2.1	$9.2	$9.0	$27.2
Depreciation & amortization	3.4	3.4	2.8	10.2	8.4
Unrealized portion of other expense	(1.6)	0.6	1.5	(2.5)	(5.4)
EBITDA, as reported	$10.3	$6.1	$13.5	$16.7	$30.2
Negative (positive) impact of inventory valuation adjustments	(0.8)	0.2	0.8	(1.9)	1.2
Adjusted EBITDA	$9.5	$6.3	$14.3	$14.8	$31.4

The Company’s EBITDA of $10.3 million for the quarter included a $0.8 million non-cash inventory valuation write-up that, when reversed, resulted in adjusted EBITDA of $9.5 million, an increase over the $6.3 million in adjusted EBITDA recorded in the previous quarter but short of the $14.3 million achieved in the same quarter last year. Such non-cash inventory valuation adjustments are made to reflect the lower of the cost to produce and the net realizable value of both finished product and log inventories. Using independent estimates of pricing in future periods, the net realizable value is approximated and compared to known costs. As price forecasts are highly volatile, the adjustments are established and reversed on a regular basis. Since they do not represent a current cash impact, the Company calculates an adjusted EBITDA to reflect actual cash operating performance.

Lumber
	Three months ended			Nine months ended
	Sep. 30/12	Jun. 30/12	Sep. 30/11	Sep. 30/12	Sep. 30/11

Production-SPF-mmfbm	114.7	122.6	96.6	350.4	274.1
Shipments -SPF-mmfbm	133.4	145.1	108.2	398.9	312.1
Benchmark price -SPF#2&Better-US$ per mfbm	$301	$291	$246	$286	$262

Revenue - millions	$41.8	$41.7	$26.9	$114.6	$80.6
Cost of products sold - millions	36.8	38.5	29.6	108.2	82.2
Inventory valuation adjustments - millions	(0.8)	0.2	0.8	(1.9)	1.8
Other realized (gains)/losses - millions	0.0	(0.6)	(4.5)	(0.5)	(14.2)
EBITDA - millions	$5.8	$3.6	$1.0	$8.8	$10.8
EBITDA margin - %	14%	9%	4%	8%	13%

Other unrealized (gains)/losses - millions	(0.3)	(0.2)	2.0	(1.2)	(3.9)
Depreciation & amortization - millions	1.7	1.7	1.0	4.9	3.0
Operating earnings (loss) - millions	$4.4	$2.1	$(2.0)	$5.1	$11.7

Capital expenditures - millions	$0.3	$0.7	$14.4	$3.9	$37.5

The softwood lumber market has shown slow but steady improvement through the year on continued, modest rises in U.S. housing starts, supported by ongoing positive assessments by market analysts and a reliable entry of Chinese demand at the low end of each cycle, which has served to underpin floor pricing levels. While the third quarter typically shows a seasonal decline, extending from the peaks of the second quarter through to the fourth quarter, the lowest-demand period of the year, the current period’s benchmark pricing ended where it started, in the $280-$290 per thousand foot board measure (mfbm) range. This continued a pricing trend seen during the second quarter, with the market appearing largely bound to the $280-$310/mfbm range. A $10, or 3%, quarter-over-quarter increase in average benchmark pricing was undermined by a 1% increase in the average value of the Canadian dollar between the comparable periods. Year over year, the benchmark price was up $55, or nearly 23%, and was supported by a nearly 2% decrease in the average value of the Canadian dollar. Heading into the fourth quarter, normally the slowest sales period, the market dynamics experienced so far this year were expected to continue, with benchmark pricing staying largely flat or, at worse, weakening slightly through the end of the year before the normal, seasonal improvement anticipated in the first quarter of 2013.

The Company’s lumber segment saw a strong surge in per-unit sales realizations, which increased $26, or 9%, quarter to quarter, despite the negative impact of the strengthening Canadian dollar. Contributing modestly to this improvement was a change in the export duty charged on shipments to the U.S. under the Canada-U.S. Softwood Lumber Agreement, which has been fluctuating between 5% and 10% in response to the stronger market pricing. Given the current pricing outlook, the duty was expected to be maintained at the 5% rate through at least the early part of the fourth quarter. The year-over-year increase in per-unit sales realizations mirrored the improvement in benchmark pricing.

Mill production fell nearly 8 million board feet (mmfbm) from the previous quarter, as the Company was forced to take unanticipated downtime at its Whitecourt and Fox Creek lumber operations due to weather-related interruptions in log deliveries. The mills made effective use of the downtime to undertake maintenance activities and encourage vacation utilization. Weather conditions improved as summer turned to fall, allowing log inventories to be rebuilt heading into the winter harvest season. Production and shipments were much improved in year-over-year comparisons, showing the contribution of the restarted Fox Creek facility.

Shipments in the current quarter were 133 mmfbm, down slightly from the record levels set in the second quarter but much improved over the same period last year. The strong shipments and improved pricing resulted in segment revenue of $41.8 million for the quarter, which was consistent with the previous quarter but significantly higher than the $26.9 million recorded in the same period last year.

Segment cost of products sold was down compared to the previous quarter but higher than that posted in the same period last year, largely mirroring the changes in production volume. The current period’s costs benefited from a non-cash inventory adjustment of $0.8 million, as improvement in the pricing outlook allowed previous write-downs to be reversed. After accounting for this adjustment, per-unit cost of products sold rose in the current quarter compared to the previous period, due to the previously explained production decrease. Per-unit costs were largely consistent year-over-year, showing the positive contribution of the Fox Creek production, which helped offset the impact of rising input costs. The Company has been experiencing some cost inflation related to log harvesting and hauling, in part due to the implementation of the Alberta government’s Healthy Pine Forest Strategy. The strategy, developed to minimize the harmful impacts of a mountain pine beetle infestation, directs companies to focus harvesting on at-risk, predominantly pine forest stands, which can generate higher costs with respect to location sequencing. The impact of rising log and other input costs was evident in the year-to-date per-unit figures, which were up $8/mfbm, or 3%, compared to the first nine months of 2011. While the Company continues to work diligently on cost management to mitigate the impact of rising input costs, this trend is expected to continue, likely resulting in further per-unit cost increases of up to 5% in the coming year.

Other realized gains in the comparable periods of last year were the result of very successful lumber price hedging activities, which contributed over $14.0 million to the segment’s EBITDA. These results were not replicated in the current year, as slow but steady increases in benchmark pricing did not offer the same forward-selling opportunities. The Company did take a significant hedging position for the current-year fourth quarter to secure, in part, the strong pricing levels experienced in the third quarter. The Company recognizes the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; its hedging activities are limited to its capacity for physical consumption or production of goods, and are not entered into for speculative purposes.

The quarter’s strong pricing and healthy shipments resulted in EBITDA of $5.8 million for the lumber segment, up from the $3.6 million realized in the previous quarter and much improved over the $1.0 million recorded for the same period last year. Year-to-date results of $8.8 million were below the $10.8 million posted for the same period last year, which had benefited from the $14.0 million hedging contribution noted previously; excluding this contribution, the segment achieved much stronger results in 2012.

Capital expenditures of $0.3 million in the quarter were for maintenance-of-business items only, as opposed to the $14.4 million spent in the same period last year, which included $13.5 million associated with the rebuilding of the Fox Creek sawmill. Year-to-date capital expenditures of $3.9 million comprise $2.0 million associated with the completion of the planer mill upgrade at the Fox Creek facility and $1.9 million in maintenance-of-business items.

Pulp

	Three months ended			Nine months ended
	Sep. 30/12	Jun. 30/12	Sep. 30/11	Sep. 30/12	Sep. 30/11

Production-thousands of tonnes	78.4	76.6	77.3	237.7	237.6
Shipments -thousands of tonnes	77.0	87.2	77.4	241.1	228.7
Benchmark price -NBSK, US$ per tonne	$853	$900	$993	$874	$996
Benchmark price -BEK, US$ per tonne	$758	$773	$790	$751	$833

Revenue - millions	$43.1	$48.9	$44.8	$134.6	$132.4
Cost of products sold - millions	34.0	43.5	37.0	114.8	109.0
Inventory valuation adjustments - millions	0.0	0.0	0.0	0.0	(0.6)
Other realized losses/(gains) - millions	1.2	(0.7)	0.0	1.6	1.7
EBITDA - millions	$7.9	$6.1	$7.8	$18.2	$22.3
EBITDA margin - %	18%	12%	17%	14%	17%

Other unrealized (gains)/losses - millions	(1.3)	0.7	(0.5)	(1.3)	(1.3)
Depreciation & amortization - millions	1.8	1.7	1.8	5.2	5.2
Operating earnings - millions	$7.4	$3.7	$6.5	$14.3	$18.4

Capital expenditures - millions	$5.3	$0.4	$0.4	$6.1	$1.2

Despite ongoing market volatility and global economic uncertainty, expected declines in pulp pricing appeared to stall in the third quarter, with price increases announced heading into the fourth quarter. Overshadowing these increases was the expected arrival of new hardwood pulp capacity in the fourth quarter of 2012 and in the first and fourth quarters of 2013. For all of the instability in benchmark grade pricing, however, the BCTMP market continued its relative price stability, entering its seventh quarter of largely unchanged pricing and reflecting a disengagement from its historic pricing relationship with benchmark grades, as discussed in detail in previous financial disclosures

After accounting for a modest, 1% increase in value of the Canadian dollar, the Company’s per-unit sales realizations were down $1 per tonne, or less than 0.5%, from the previous quarter. Whereas benchmark bleached eucalyptus kraft (BEK) pricing fell by $32/tonne from the same quarter last year and by more than $80/tonne, or nearly 10%, from the first nine months of 2011, the Company’s per-unit sales realizations were down less than $20 quarter to quarter and down $21, less than 4%, year-to-date.

At 77.0 thousand tonnes, shipments were lower than in the previous period, when volumes had surged to 87.2 thousand tonnes in compensation for lighter shipments in the first quarter of the year. Year-to-date shipments of 241.1 thousand tonnes left the pulp mill on target to reach its full-year capacity of 320 thousand tonnes.

The impact of pricing developments and shipment levels resulted in segment revenue of $43.1 million in the quarter, which compared unfavourably to both the previous quarter and the same period last year. Year-to-date revenue of $134.6 million compared favourably to the $132.4 million realized for the same period last year, as stronger shipments offset lower sales realizations.

Production improved to 78.4 thousand tonnes, compared to 76.6 thousand tonnes in the previous quarter and 77.3 thousand tonnes in the same period last year, with both comparable periods affected by annual maintenance shutdowns. Year-to-date production of 237.7 thousand tonnes matched last year’s record-setting trend of 237.6 thousand tonnes.

Pulp segment cost of products sold was much lower than in the comparable quarters, both of which included costs related to annual maintenance shutdowns. Costs in the current reporting period were also positively affected by successful power management activities. The current quarter saw extreme volatility in the electricity market, affording the Company the opportunity to shed power consumption for short periods of time, without adversely affecting pulp production, generating a contribution of more than $40 per tonne. Year-to-date cost of products sold was higher by nearly $6 million compared to the same period last year; however, on a per-unit basis, year-to-date costs were consistent, as the aforementioned power management gains offset general cost inflation.

On steady pricing, healthy shipments and positive cost management, the pulp segment generated $7.9 million in EBITDA, comparable to the $7.8 million generated in the third quarter last year and up from the $6.1 million in the previous quarter. Year-to-date EBITDA of $18.2 million was below the $22.3 million generated in the same period last year, as stronger shipments were not sufficient to offset lower sales realizations.

In the quarter, the Company announced that it would proceed with the bioenergy effluent project (BEP), which will entail the installation of anaerobic hybrid digesters to convert organic material in pulp-mill wastewater into a biogas. The gas will be conditioned for use in reciprocating engines to generate electricity for pulp mill consumption. The project, which is anticipated to cost $42 million, began late in the quarter and is scheduled to be completed by the end of 2013, with commissioning expected to start in the first quarter of 2014. The project will be financed with $27.5 million in previously secured government grants and $13.0 million in interim financing that will convert to a lease arrangement at the end of the project. The timing of grant funding receipts and project expenditures is scheduled to roughly coincide, thus minimizing the impact on the Company’s liquidity during the construction period.

Capital expenditures of $5.3 million in the quarter included $4.7 million for the BEP and $0.6 million for maintenance-of-business activities, similar to the $0.4 million in maintenance-of-business expenditures seen in the comparable periods. The Company expects to see project capital expenditures accelerate in the fourth quarter, with the expenses generally covered by interim financing or by government grants already received or to be received by the year’s end. Maintenance-of-business capital expenditures are expected to climb to approximately $1.0 million in the fourth quarter, as a result of planned major equipment rebuilds.

Corporate and Other

	Three months ended			Nine months ended
	Sep. 30/12	Jun. 30/12	Sep. 30/11	Sep. 30/12	Sep. 30/11
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1	$0.3	$0.3
General & administration	3.5	3.7	3.0	10.6	10.7
Other realized (gains)/losses	0.0	0.0	(7.6)	0.0	(7.6)
EBITDA	$(3.4)	$(3.6)	$4.7	$(10.3)	$(2.8)
Other unrealized (gains)/losses	0.0	0.0	0.0	0.0	0.0
Depreciation & amortization	0.0	0.0	0.0	0.1	0.1
Operating loss	$(3.4)	$(3.6)	$4.7	$(10.4)	$(2.9)

Capital expenditures	$0.1	$0.2	0.0	$0.3	$0.2

The Company’s corporate and other segment recorded negative EBITDA of $3.4 million, a slight improvement over the negative EBITDA of $3.6 million realized in the previous quarter but far from the positive EBITDA of $4.7 million posted in the same period last year, which had included $7.6 million related to the final settlement of the Fox Creek insurance claim. Year-to-date negative EBITDA of $10.3 million was consistent with the same period last year, excluding the insurance claim contribution.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25.0% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Nine months ended
	Sep. 30/12	Jun. 30/12	Sep. 30/11	Sep. 30/12	Sep. 30/11
	(in millions of Canadian dollars)			(in millions of Canadian dollars)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$9.8	$6.5	$16.9	$15.4	$41.3
Net reforestation	(2.4)	0.1	(2.8)	(0.7)	(1.3)
Change in non-cash working capital	10.0	12.5	1.3	10.2	(4.8)
	17.4	19.1	15.4	24.9	35.2
Investing activities:
Additions to property plant and equipment	(5.7)	(1.3)	(14.8)	(10.3)	(38.9)
Changes in working capital for investing activities	4.4	(0.7)	2.6	4.7	4.7
Other	0.1	0.0	0.8	0.2	3.0
	(1.2)	(2.0)	(11.4)	(5.4)	(31.2)
Financing activities:
Increase in borrowings	0.0	0.0	0.0	0.0	201.3
Repayment of borrowings	(0.2)	(0.2)	(0.2)	(0.7)	(189.6)
Finance expenses paid	(9.4)	(0.6)	(9.2)	(19.6)	(23.9)
Dividend	0.0	0.0	(0.8)	(0.8)	(1.6)
	(9.6)	(0.8)	(10.2)	(21.1)	(13.8)

Increase (decrease) in cash	$6.6	$16.3	$(6.2)	$(1.6)	$(9.8)

Opening Cash	$23.4	$7.1	$41.5	$31.6	$45.1
Closing Cash	$30.0	$23.4	$35.3	$30.0	$35.3

Cash and cash equivalents	$30.0	$23.4	$35.3	$30.0	$35.3
Restricted cash	9.5	0.0	0.0	9.5	0.0
Total cash	$39.5	$23.4	$35.3	$39.5	$35.3

The Company ended the quarter with $30.0 million in unrestricted cash, up from the $23.4 million recorded in the previous period, as cash contributions from operating activities and working capital reductions were sufficient to compensate for investments in capital and the financing activities typical at this time of year. The Company also had $9.5 million in restricted cash related to the receipt of grant funds allocated for the BEP, none of which had yet been required for project payments. Although expenditures related to the project will largely be covered by these existing restricted cash balances and anticipated receipts from grant and interim funding sources, cash balances are expected to decline as the Company enters into the normal, seasonal working-capital build related to the harvesting and delivery of much of its log inventory over the next two quarters.

Strong operating results contributed $9.8 million in cash during the quarter, compared to $6.5 million in the previous quarter but much less than the $16.9 million contributed in the same period last year.

As is normally the case, the Company undertook most of its reforestation activities in the third quarter. Consequently, expenditures exceeded cost accruals by $2.4 million, which is similar the amount expended in the same period last year. In comparison to the previous quarter, expenditures related to the beginning of reforestation activities matched cost accruals.

The $10 million change in non-cash working capital largely reflected reductions in inventories, predominantly logs. The increase in other assets in the quarter was almost entirely related to a force majeure claim explained in note 13 of the financial statements. The $12.5 million sourced from working capital in the previous quarter primarily reflected the seasonal reduction in log inventories, coupled with reductions in finished product inventories. In the same period last year, the seasonal reduction in log inventories had been largely offset by an increase in accounts receivable related to the final settlement of the Fox Creek insurance claim and the build of operating supplies related to the future operation of the Fox Creek mill.

At $5.7 million, capital expenditures in the quarter were higher than predicted in previous guidance due to the commencement of the BEP construction. Of the total, less than $1 million was related to normal maintenance-of-business activities, which was consistent with the previous quarter’s maintenance-of-business expenditures. Of the $4.7 million related to the BEP, $4.4 million was accrued as accounts payable at the quarter end. Capital expenditures of $14.8 million in the same quarter last year were largely associated with the Fox Creek reconstruction project. The Company has provided guidance on future BEP expenditures and expects maintenance-of-business expenditures to continue along the previously provided estimate of $5-7 million per year.

Financing activities in the quarter were dominated by the semi-annual payment of interest on the Company’s US$210 million in bonds due April 2021. These funds were transferred out of the Company’s accounts before quarter end to ensure prompt payment as due on the first day of the subsequent period. Year-over-year comparisons reflect financing activities related to the Company’s issuance of this new long-term debt and retirement of its previous bond issue.

At the end of the quarter, $47.5 million was available under the Company’s $50 million revolving-credit facility, limited by the factoring formula on reduced inventory levels. Of the available funds, $3.6 million was committed to standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.